

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2010

Andrew J. Schenker
Chief Executive Officer
Thrive World Wide, Inc.
638 Main St.
Lake Geneva, WI 53147

> **Re: Thrive World Wide, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed July 7, 2010**
> **File No. 0-53880**

Dear Mr. Schenker:

We issued comments to you on the above captioned filing on July 12, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 24, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 24, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief